Firebrand

OAKLAND CALIFORNIA

Financial Statements
December 31, 2020

Firebrand

OAKLAND CALIFORNIA

Financial Statements
December 31, 2020

Contents

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

Board of Directors
Firebrand, PBC,
Oakland, California

We have reviewed the accompanying financial statements of Firebrand, PBC, which comprise the balance sheet as of December 31, 2020, and the related statement of operations, shareholder's equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Grant Bennett Associates

GRANT BENNETT ASSOCIATES
A PROFESSIONAL CORPORATION
Certified Public Accountants

Sacramento, California
March 5, 2021

Firebrand
OAKLAND CALIFORNIA

Firebrand, PBC
Balance Sheet
December 31, 2020

		2020
ASSETS		
Current Assets:		
Cash and Cash Equivalents	$	491,429
Accounts Receivable, net		169,105
Inventory		87,667
Prepaid Expenses		60,862
Total Current Assets		809,063
Property and Equipment, net		2,022,039
Deferred Tax Assets		133,000
Other Assets		358,774
TOTAL ASSETS	$	3,322,876
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current Liabilities:		
Accounts Payable	$	311,508
Current Portion of Long-Term Debt		571,717
Accrued Liabilities		87,907
Total Current Liabilities		971,132
Long-Term Debt, net of current portion		2,301,606
Deferred Rent		99,233
Total Liabilities		3,371,971
Shareholder's Equity:		
Common and Preferred Stock, net		2,370,943
Additional Paid In Capital		375,433
Retained Earnings (Deficit)		(2,795,471)
Total Shareholder's Equity		(49,095)
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	3,322,876

Firebrand
OAKLAND CALIFORNIA

Firebrand, PBC
Statement of Operations
For the Year Ended December 31, 2020

		2020
Sales		
Wholesale Sales	$	3,312,999
Retail Sales		1,153,071
Total Sales		4,466,070
Cost of Sales		4,009,820
Gross Profit		456,250
Operating Expenses:		
Employment Costs		495,947
Occupancy		361,800
Insurance, Taxes, and Other		118,187
Outside Services		82,894
Marketing		2,949
Communications and Utilities		16,037
Depreciation		23,452
Office Expenses		38,623
Credit Card and Bank Fees		85,968
Professional Services		102,381
Taxes and Other		26,782
Total Operating Expenses		1,355,020
Loss from Operations		(898,770)
Other Income and (Expenses):		
Interest Expense		(167,994)
Miscellaneous Expense		(16,537)
Miscellaneous Income		132,471
Total Other Income (Expenses)		(52,060)
Loss Before Income Tax Provision (Credit)		(950,830)
Income Tax Provision (Credit)		(133,000)
NET LOSS	$	(817,830)

Firebrand
OAKLAND CALIFORNIA

Firebrand, PBC
Statement of Shareholder's Equity
For the Year Ended December 31, 2020

	Common Stock		Preferred Stock		Paid In Capital	Retained Earnings (Deficit)	Total
	Class A	Class B	Series A-1	Series A-2			
BALANCE, December 31, 2019	-	-	-	-	$ 375,433	$ (1,829,967)	$ (1,454,534)
Issuance of Preferred Stock, Net	-	-	$ 1,439,398	$ 931,545	-	-	2,370,943
Net Income (Loss)	-	-	-	-	-	(817,830)	(817,830)
Withdrawals	-	-	-	-	-	(147,674)	(147,674)
BALANCE, December 31, 2020	-	-	$ 1,439,398	$ 931,545	$ 375,433	$ (2,795,471)	$ (49,095)

See accompanying notes and independent accountant's review report.

Firebrand
OAKLAND CALIFORNIA

Firebrand, PBC
Statement of Cash Flows
For the Year Ended December 31, 2020

		2020
Cash Flows from Operating Activities:		
Net Income (Loss)	$	(817,830)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and Amortization		146,342
(Gain) Loss on Disposal of Property and Equipment		1,045
Change in Accounts Receivable		61,668
Change in Inventories		20,074
Change in Prepaid Expenses		(47,473)
Change in Other Assets		(7,055)
Change in Accounts Payable		69,816
Change in Accrued Liabilities		(49,039)
Change in Deferred Taxes		(133,000)
Cash Flows from Operating Activities		(755,452)
Cash Flows from Investing Activities:		
Purchases of Property and Equipment, Net of Disposals		(1,329,536)
Net Cash Flows from Investing Activities		(1,329,536)
Cash Flows from Financing Activities:		
Proceeds from Long-term Debt		593,987
Principal Payments on Shareholder Loans and Long-term Debt		(229,046)
Issuance of Preferred Stock		2,370,943
Withdrawals		(147,674)
Net Cash Flows from Financing Activities		2,588,210
Change in Cash		503,222
Cash, Beginning of Year		(11,793)
CASH, END OF YEAR	$	491,429

Firebrand, PBC
Notes to the Financial Statements
December 31, 2020

NOTE 1 - ORGANIZATION:

Firebrand, PBC, (the "Company") began operations in 2008 as a Single Member Limited Liability Company ("SMLLC"). The primary operations of the Company are the production and sale of baked goods to both the public and commercial businesses. On July 27, 2020 the Company converted from a SMLLC to a Public Benefit Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A. Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

B. Cash

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

C. Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Although the Company expects to collect amounts due, actual collections could differ from estimated amounts. Account balances are charged off against the allowance after all means of collections have been exhausted and potential recovery is considered remote. Management believes an adequate allowance has been provided.

D. Property and Equipment

Property, equipment, and leasehold improvements are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are recorded using the straight-line method over estimated useful lives ranging from 3 to 12 years. Leasehold improvements are amortized over the lesser of an estimated useful life of 15 years or the lease term.

Maintenance and repair costs are expensed as they are incurred while renewals and improvements of a significant nature are capitalized. At the time of retirement or disposition of property and equipment, the cost and accumulated depreciation and amortization are removed from the accounts and any resulting gain or loss is reflected in the results of operations.

Firebrand, PBC
Notes to the Financial Statements
December 31, 2020

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued):

E. Income Taxes

The Company has elected to be taxed as a Public Benefit Corporation for Federal and State income tax purposes. Income tax expense includes federal and state taxes currently payable and deferred taxes arising from those temporary differences in the basis of assets and liabilities for financial reporting and income tax purposes. These differences result principally from the use of accelerated depreciation and amortization of property and equipment for tax purposes. Deferred taxes represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

At December 31, 2020 the Company has determined that there are no uncertain tax positions. The Company's policy is to recognize interest and penalties related to income taxes as interest expense.

The Company files income tax returns in the U.S. federal jurisdiction, and the State of California jurisdiction. The Company is no longer subject to U.S. federal or state income tax examinations by taxing authorities for years prior to 2017 and there are no tax examinations currently in process.

F. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Firebrand, PBC
Notes to the Financial Statements
December 31, 2020

NOTE 3 - ACCOUNTS RECEIVABLE:

Accounts receivable consisted of the following at December 31:

		2020
Accounts Receivable	$	171,952
Less Allowance for Doubtful Accounts		(2,847)
Total Accounts Receivable, Net	$	169,105

NOTE 4 - INVENTORY:

Inventories are carried at the lower of cost or net realizable value. Inventories consisted of the following at December 31:

		2020
Packaging	$	40,428
Pastry		25,578
Coffee Bar		4,219
Bread		13,554
Kitchen		3,888
Total Inventory, Net	$	87,667

NOTE 5 - PROPERTY AND EQUIPMENT:

Property and equipment consisted of the following at December 31:

		2020
Equipment	$	649,838
Vehicles		200,296
Furniture and Fixtures		44,369
Expansion		735,880
Leasehold Improvements		1,297,083
		2,927,466
Less Accumulated Depreciation		(905,427)
Total Property and Equipment, Net	$	2,022,039

Firebrand, PBC
Notes to the Financial Statements
December 31, 2020

NOTE 6 - LONG-TERM DEBT:

Long-term debt consists of the following:

		2020
Secured obligations to CRF USA bearing interest at 6.00%. Total loans are payable in monthly payments of $11,649, including interest. Final payment amount due in 2025.	$	1,352,838
Secured obligation to Working Solutions bearing interest at 8.00%. Loan is payable in monthly payments of $1,014, including interest. Final payment amount due in 2026.		37,756
Secured obligation to Community Vision bearing interest at 7.00%. Total loans are payable in monthly payments of $7,291, including interest. Final payment amount due in 2028.		503,842
Secured obligations to Ford Credit bearing interest at an average of 6.00%. Total loans are payable in monthly payments of $2,292, including interest. Final payment amount due in 2025.		98,201
Secured obligation to Channel Partners bearing interest at 23.66%. Loan is payable in monthly payments of $2,864.38, including interest. Final payment amount due in 2021.		5,692
Secured obligation to Leaf Financial bearing interest at 16.57%. Loan is payable in monthly payments of $4,993.92, including interest. Final payment amount due in 2021.		45,835
Secured obligation to RedF Impact Investing Fund bearing interest at 7.50%. Loan is currently setup for interest-only payments payable in monthly payments of $3,125. Final payment amount due in 2025.		493,750
Secured Obligation to U.S. Small Business Administration (PPP Loan) bearing interest at 1.00%. Loan is forgivable is the Company meets requirements. Final payment amount due, if not forgiven in 2022.		561,000
Total long-term debt		3,098,914
Less: current portion of long-term debt and loan costs		797,308
	$	2,301,606

Firebrand, PBC
Notes to the Financial Statements
December 31, 2020

NOTE 6 - LONG-TERM DEBT (Continued:

Principal payments due on long-term debt are as follows:

2021	$	571,716
2022		620,136
2023		357,662
2024		379,627
2025		390,518
Thereafter		779,255
	$	3,098,914

NOTE 7 - OPERATING LEASES:

The Company leases its space under leases which expire in October 2025 and 2031. Rent expense is recognized on the straight-line basis over the life of the lease. Differences between the amount paid in cash for rent and the expense recognized is reflected as a deferred rent payable on the balance sheet due to the leases containing provisions for annual rent increases. Rental expense for rented space and equipment totaled $671,888 for the year ended December 31, 2020. The future minimum rental payments under these agreements are as follows:

Year Ending December 31,		
2021	$	984,673
2022		1,002,223
2023		1,031,001
2024		1,060,242
2025		996,491
Thereafter		4,239,600
	$	9,314,230

NOTE 8 - NOTE CONVERSIONS TO SERIES A PREFERRED STOCK:

On July 27, 2020 the Company executed a stock purchase agreement to convert existing notes payable to Series A Preferred stock. This stock purchase agreement also adjusted the authorized capital of the Company.

Common Stock - Authorized 9,000,000 shares, $0.0001 par value per share, of which 600,000 have been designated and issued as Class A Common Stock. 5,400,000 shares have been designated and issued as Class B Common Stock, of which, 3,060,000 shares were issued to related party, Firebrand Perpetual Purpose Trust..

3,000,000 shares have been designated as Class C Common Stock, none have been issued. The Company has reserved 702,428 shares of Common Stock for issuance to officers. directors, employees and consultants of the Company.

Preferred Stock - Authorized 2,102,000 shares, $0.0001 par value per share of which 948,000 shares have been designated Series A-1 Preferred Stock and 947,565 have been issued and are outstanding. 1,154,000 shares have been designated Series A-2 Preferred Stock and 1,153,520 have been issued and are outstanding.

NOTE 9 - INCOME TAXES:

Income taxes are recognized as transactions are reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences of temporary differences between amounts reported for financial statement purposes and amounts as measured by income tax laws and regulations. The differences relate primarily to receivables and prepaid assets, payables and deferred revenue, depreciable assets (using accelerated methods for income tax purposes) and federal and state tax loss carryforwards. The Company evaluates the likelihood of realizing future benefits of deferred income tax assets and provides a valuation allowance when it is more likely than not that some or all of deferred income tax assets will not be realized. At December 31, 2020 there were no valuation allowances deemed necessary.

NOTE 9 - INCOME TAXES (Continued):

The Company's total deferred tax liabilities, deferred tax assets, and deferred tax valuation allowances were as follows:

	2020
Deferred Tax Assets	$ 133,000

The Company has net operating loss carryovers available for Federal and California income tax purposes of approximately $950,000.

NOTE 10 - PAYCHECK PROTECTION PROGRAM ("PPP") LOAN:

Firebrand, PBC received loan proceeds in the amount of $561,000 under the Paycheck Protection Program ("PPP"), established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"). The loan and accrued interest are forgivable if the proceeds are used for eligible purposes. Eligible purposes include payroll costs, group health care benefits cost, mortgage payments, rent, utilities, and interest on other debt obligations. Firebrand, PBC intends to use the entire loan proceeds for qualifying expenses, and therefore, expects the entire loan to be forgiven. Any unforgiven portion of the PPP loan would be payable over twenty-four months, with an interest rate of 1%. Final payment would be due in April 2022.

NOTE 11 - RELATED PARTIES:

The Company has formed an irrevocable trust under the name, Firebrand Perpetual Purpose Trust for the purpose of supporting the efforts of independent, Values-Aligned organizations, to preserve the Company's perpetual independence and values, and to preserve and promote the Company's mission of creating jobs, shared value, and thriving communities.

NOTE 12 - SUBSEQUENT EVENTS:

The Company has evaluated its December 31, 2020 financial statements for subsequent events through March 5, 2021, the date that these statements were available to be issued.

Since March 2020, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

Firebrand, PBC
Notes to the Financial Statements
December 31, 2020

NOTE 12 - SUBSEQUENT EVENTS (Continued):

The Company has determined that these events are non-adjusting subsequent events. Accordingly, the financial position and results of operations as of and for the year ended December 31, 2020 have not been adjusted to reflect their impact. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.